FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: November 8, 2005

                          S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P .
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

November 8, 2005

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:       Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 12-05 dated November 8, 2005.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

November 8, 2005

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on November 8, 2005 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has signed a letter agreement as the basis of an “Area of Interest” Agreement with SilverCrest Mines Inc. to facilitate joint exploration for silver deposits in Region III of Chile.

Item 5:

Full Description of Material Change

SAMEX has signed a letter agreement as the basis of an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to the Company’s ongoing   exploration at the Los Zorros property in Chile, SAMEX has been conducting discreet regional exploration for the past five years and has accumulated a valuable database of   prospects, geological information, expertise and local connections.  This agreement will enable SAMEX to utilize and advance these assets more effectively.  SAMEX is pleased with the opportunity to compliment its own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square   kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per   year to SilverCrest for consideration.  In return, SilverCrest will pay SAMEX   US$150,000 consisting of four equal payments of US$37,500 over three-years. SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option. Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49%   interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000. SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point. At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 8th day of November, 2005.

“Larry D. McLean”

Director

                          S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P .
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  12-05

             November 8, 2005

SAMEX SIGNS AGREEMENT FOR SILVER EXPLORATION IN CHILE

SAMEX has signed a letter agreement as the basis of an "Area of Interest" ("AOI") Agreement with SilverCrest Mines Inc. ("SilverCrest") to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to the Company's ongoing exploration at the Los Zorros property in Chile, SAMEX has been conducting discreet regional exploration for the past five years and has accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement will enable SAMEX to utilize and advance these assets more effectively.  SAMEX is pleased with the opportunity to compliment its own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest's exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration.  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty ("NSR"), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the "Area of Interest" Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest's expenses to that point.  At SAMEX's discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

This agreement is seen as a constructive way to leverage each company's individual exploration efforts through the synergy of blending expertise, human resources and finances.  In good faith, SAMEX has already begun to present properties to SilverCrest for review.   N. Eric Fier, CPG, P.Eng and Chief Operating Officer of SilverCrest states that, "We believe that Chile and the Area of Interest in particular, have been overlooked for the potential to host world class silver deposits. The agreement with Samex provides SilverCrest with the opportunity to greatly accelerate our corporate objectives in Chile. The Area of Interest has a history of significant silver production and is currently under intensive exploration for copper and gold. We believe that the region has the geological potential to host additional silver deposits."

"Jeffrey P. Dahl"
President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.